Filed by Tivity Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nutrisystem, Inc.

Commission File No.: 000-28551

Date: December 11, 2018

tivity HEALTH Nutrisystem®

# Tivity Health® and Nutrisystem®

## Expanding our Healthy Lifestyle Brand Portfolio

"Humana has long believed that social determinants of health (SDOH), such as food insecurity, play an underemphasized role in health challenges. That's why Humana in 2015 launched our Bold Goal: to improve the health of the communities we serve 20 percent by 2020, working with medical professionals and community organizations to alleviate SDOH issues for seniors and for commercial health insurance members. It's also why we believe that a program that combines nutrition with physical fitness can go a long way toward helping people achieve their best health."

**Bruce Broussard**
CEO and President of Humana

The acquisition of Nutrisystem is a transformational next step in our company's ongoing evolution, as we build our healthy lifestyle brand portfolio.

### Nutrisystem at a Glance

Nutrisystem is a rapidly growing, market-leading weight loss program providing portion controlled meals and counseling to women and men of all ages.

| **~600** | **Millions of Members** | **$10-15 Billion** | **85 Million People**[1] |
|---|---|---|---|
| Colleagues | Have Lost Weight | Addressable Market | Trying to Lose Weight |

### An Ideal Fit

Tivity Health and Nutrisystem share a common strategic vision, mission and culture, with successful and complementary portfolios of leading brands and dedicated followings.

| Tivity Health | Shared passion for improving lives | Nutrisystem |
|---|---|---|
| Tens of millions of Americans eligible for SilverSneakers®, Prime® Fitness and flip50™ programs | Opportunity for cross-platform engagement | 2 leading household brands in weight loss: Nutrisystem® and South Beach Diet® |
| 3.6 million people currently enrolled in SilverSneakers | Potential for new integrated products | 63% of consumers who want to lose weight would consider Nutrisystem[2] |
| 295K currently enrolled in Prime Fitness | Increased economies of scale | Strong web and mobile presence |
| Expanded marketing in digital and TV channels | Deepened digital engagement | Marketing across diversified mix of high ROI channels |

### A More Holistic Approach to Health and Wellness

The combined company will be unique in offering, at scale, an integrated portfolio of fitness, nutrition and social engagement solutions to support overall health and wellness. Tivity Health's expanded portfolio and increased scale will benefit all our stakeholders – including health plans, fitness partners, members and consumers – as these offerings support healthier lifestyles and can lower medical costs.

**Tivity Health** - *"Calories Out"*

Fitness | Social Engagement | Living Well & Restoration

\+

**Nutrisystem** - *"Calories In"*

Nutrition

SilverSneakers | prime | WholeHealth Living | flip50™ | fitness your way by Tivity Health | Nutrisystem | South Beach diet | DNA Body Blueprint™

[1] Mintel Report, September 2017 and CDC
[2] Finch Brands Study, January 2018

701 Cool Springs Blvd. | Franklin, TN 37067 | 800.327.3822 | tivityhealth.com

Transaction Value $1.3 billion Enterprise value in cash and stock Terms $38.75 Per share in cash 0.2141 Tivity shares per Nutrisystem share Pro Forma Ownership 87% Tivity Health3 Anticipated Close Q1 2019 Impressive Core Competencies Nutrisystem has diverse offerings, marketing and analytical expertise, multi-channel experience and effective distribution driving growth in the business. Its core competencies include: Multiple brands with track records of success Proven program to address prediabetes and Type 2 diabetes Strong ecommerce capabilities and platform Strong and complementary marketing and data analytics expertise #1 in Customer Service in weight loss category4 Cost-effective distribution network Retail and grocer channel presence through Amazon, Walmart, supermarkets and Costco Strong Financial Rationale The transaction is also expected to drive improved financial performance - strengthening the company’s financial profile, unlocking the ability to invest in the growth of the business, and helping generate long-term, sustainable value. Pro Forma Combined Company5 Revenue: ~$1.3 billion Net Income: ~$135 million Adjusted EBITDA: ~$223 million6 Expected Synergies & Costs $30-35 million (run rate basis) by 2021 < $30 million to achieve (one-time cost) Accretive to Growth Double digit accretion to adjusted EPS expected in 2020 and beyond Additional Benefits Adds independent revenue stream Significant new growth opportunities Financing Intend to finance cash portion of acquisition with fully committed term loan finExpected to reduce net leverage to less than 3.5x by the end of 2020, and to less than 2.5x by the end of 2021 ancing from Credit Suisse and existing cash on hand Pro Forma net leverage expected to be 4.4x at close, including benefit of identified synergiesExpected to reduce net leverage to less than 3.5x by the end of 2020, and to less than 2.5x by the end of 2021 Expected to reduce net leverage to less than 3.5x by the end of 2020, and to less than 2.5x by the end of 2021Note on Forward Looking Statements This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements. These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnifica- 701 Cool Springs Blvd. | Franklin, TN 37067 | 800.327.3822 | tivityhealth.com 3On a fully diluted basis 4Newsweek Nov 30, 2018 5For the 12 months ended 9/30/18 6 Non-GAAP financial measure; see reconciliation of non-GAAP financial measures in Appendix A tivity HEALTH Nutrisystem®

tion and liability; the risk that Tivity Health and Nutrisystem will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem's business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchaseprice may limit Tivity Health's ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health's and Nutrisystem's business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health's and Nutrisystem's filings with the Securities and Exchange Commission ("SEC"). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

## Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the "registration statement") that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the "proxy statement/prospectus"). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health's website at http://www.tivityhealth.com or at the SEC's website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem's website at http://www.nutrisystem.com or at the SEC's website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

## Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health's directors and executive officers is available in Tivity Health's proxy statement for Tivity Health's 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem's directors and executive officers is available in Nutrisystem's proxy statement for Nutrisystem's 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

## No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

## Appendix A: Reconciliation of Adjusted EBITDA, Non-GAAP Basis to Net Income, GAAP Basis (in 000s)

| | Twelve Months Ended September 30, 2018 | | |
|---|---|---|---|
| | Tivity Health[(1)] | Nutrisystem[(2)] | Pro Forma Combined |
| **Net income, GAAP basis** | 78,759 | 55,859 | 134,618 |
| **Adjustments:** | | | |
| **Depreciation and amortization** | 4,392 | 15,292 | 19,684 |
| **Restructuring expense[(3)]** | 2,554 | — | 2,554 |
| **Interest expense (income)** | 11,394 | (557) | 10,837 |
| **Income tax expense** | 38,075 | 17,758 | 55,833 |
| **(Income) from discontinued operations** | (761) | — | (761) |
| **Adjusted EBITDA, non-GAAP basis[(4) (5)]** | 134,413 | 88,352 | 222,765 |

[(1)] GAAP measures are derived from Tivity Health's Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Quarterly Report on Form 10-Q for the nine months ended September 30, 2017.

[(2)] GAAP measures are derived from Nutrisystem's Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Quarterly Report on Form 10-Q for the nine months ended September 30, 2017.

[(3)] Tivity Health added back Restructuring expense with respect to the fourth quarter of 2017 due to a one-time restructuring event. Restructuring expense in other quarters during the twelve month period ended September 30, 2018 is considered a part of normal operation of the business, and has not been added back.

[(4)] Adjusted EBITDA includes stock-based compensation expense for the twelve month period ended September 30, 2018 of $6,552 for Tivity Health and $10,779 for Nutrisystem.

701 Cool Springs Blvd. | Franklin, TN 37067 | 800.327.3822 | tivityhealth.com

(5) Adjusted EBITDA is a non-GAAP financial measure. Tivity Health believes that the presentation of this non-GAAP financial measure reflects operating results that are more indicative of the combined companies’ ongoing operating performance while improving comparability to prior periods and, as such, may be useful to investors’ understanding and assessment of the combined companies’ financial performance and prospects for the future when viewed in conjunction with GAAP financial results. You should not consider Adjusted EBITDA in isolation or as a substitute for net income determined in accordance with U.S. GAAP. Additionally, because Adjusted EBITDA may be defined differently by other companies in Tivity Health’s or Nutrisystem’s respective industries, the definition presented here may not be comparable to similarly titled measures of other companies.